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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-46866

RECEIVED
MAR 0 4 2002

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Global Financial Services, L.L.C.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1330 Post Oak Blvd., Suite 2100
(No. and Street)

Houston	Texas	77056-3019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cheshier & Fuller, L.L.P.
(Name – if individual, state last, first, middle name)

14175 Proton Rd.	Dallas	TX	75244
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 2 2 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

[redacted]

SEC 1410 (3-91)

[redacted]

OATH OR AFFIRMATION

I, Stephen Tenison, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Global Financial Services, L.L.C., as of December 31, 2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Senior Vice-President/FINOP
Title

Notary Public

LAURA GARZA
MY COMMISSION EXPIRES
AUGUST 28, 2004

This report** contains (check all applicable boxes):

- [X] (a) Facing page.
- [X] (b) Statement of Financial Condition.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

Cheshier & Fuller, L.L.P.
CERTIFIED PUBLIC ACCOUNTANTS & CONSULTANTS

[redacted]

MEMBERS:
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
SEC & PRIVATE COMPANIES PRACTICE
SECTION OF AICPA
DIVISION OF FIRMS
TEXAS SOCIETY OF CERTIFIED
PUBLIC ACCOUNTANTS
CPAMERICA INTERNATIONAL
AN AFFILIATE OF HORWATH INTERNATIONAL

14175 PROTON ROAD
DALLAS, TEXAS 75244-3692
TEL (972) 387-4300
FAX (972) 960-2810
(800) 834-8586
WWW.CHESHIER-FULLER.COM

Independent Auditor's Report

Board of Directors
Global Financial Services, L.L.C.

We have audited the accompanying statement of financial condition of Global Financial Services, L.L.C. as of December 31, 2001. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with U. S. generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Global Financial Services, L.L.C., as of December 31, 2001 in conformity with U. S. generally accepted accounting principles.

Cheshier & Fuller, LLP

CHESHIER & FULLER, L.L.P.

Dallas, Texas
February 7, 2002

GLOBAL FINANCIAL SERVICES, L.L.C. [redacted]

Statement of Financial Condition

December 31, 2001

ASSETS

Cash and cash equivalents	$ 44,374
Certificate of deposit-restricted	15,800
Deposit with clearing organization	1,000,000
Receivable from clearing organization	603,862
Securities owned, at market value	66,797
Office equipment, net	17,854
Other assets	6,052
	$ 1,754,739

LIABILITIES AND MEMBERS' EQUITY

Liabilities	
Commission payable	$ 442,120
Accounts payable and accrued expenses	21,571
Total liabilities	463,691
Members' equity	
Membership interest; 2000 interests authorized, issued and outstanding	2,000
Paid-in capital	123,500
Retained earnings	1,165,548
Total members' equity	1,291,048
	$ 1,754,739

The accompanying notes are an integral part of this financial statement.

[redacted]

GLOBAL FINANCIAL SERVICES, L.L.C.
Notes to Financial Statement
December 31, 2001

Note 1 - Summary of Significant Accounting Policies

Global Financial Services, L.L.C. ("the Company") is organized as a limited liability company. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission under (S.E.C.) Rule 15c3-3(k)(2)(ii) which provides that all the funds and securities belonging to the Company's customers would be handled by a correspondent broker-dealer. The Company is also registered with the National Futures Association.

Use of Estimates

The preparation of financial statements in conformity with U. S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities owned

Securities owned are carried at fair value as determined by market quotations.

Office Equipment

Office equipment is stated at cost and includes furniture and fixtures, computer and office equipment and leasehold improvements, less accumulated depreciation and amortization. Depreciation of office equipment is provided using the straight-line method based on estimated useful lives. Leasehold improvements are amortized on a straight-line basis over the life of the lease.

Income Taxes

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Note 2 - Deposit with Clearing Organization

The deposit with clearing organization includes cash of $1,000,000 required to be maintained at the clearing organization.

Note 3 - Office Equipment

Office equipment at December 31, 2001 consists of the following:

	Cost	Depreciable Life
Furniture and fixtures	$ 177,040	5 years
Computer equipment	295,987	3-5 years
Leasehold improvements	153,028	5 years
Office equipment	30,364	5 years
	656,419	
Less accumulated depreciation	(638,565)	
	$ 17,854	

Note 4 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2001, the Company had net capital of approximately $1,184,545 and net capital requirements of $100,000. The Company's ratio of aggregate indebtedness to net capital was .39 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

The Company periodically makes distributions of capital to its members at amounts that are determined not to have a detrimental effect on the net capital position at the time of withdrawal.

Note 5 - Possession or Control Requirements

The Company does not have any possession or control of customer funds or securities. There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of (S.E.C.) Rule 15c3-3(k)(2)(ii) by promptly transmitting all customer funds and securities to the clearing broker who carries the customer accounts.

Note 6 - Lease and Contractual Obligations

The Company leases office facilities under a noncancelable operating lease expiring through April 2004. The office facilities agreement requires the

PRIVATE & CONFIDENTIAL

Note 6 - Lease and Contractual Obligations, continued

Company to pay its pro rata share of certain operating expenses in excess of a specified amount. Additionally, the Company has a commitment for communications services. At December 31, 2001, future minimum commitments are as follows:

Year ending December 31,	Amount
2002	$ 129,593
2003	133,296
2004	44,432
	$ 307,321

The Company is required to indemnify its correspondent broker/dealer if a customer fails to settle a securities transaction, according to its clearing agreement. Management was neither aware, nor had it been notified of any potentially material indemnification loss at December 31, 2001.

Note 7 - Employee Benefits

The Company has a 401(k) retirement plan covering all employees. The plan allows employee contributions of zero to 15% of applicable employee wages. The Company makes discretionary contributions to the Plan which vest immediately.

Note 8 - Concentrations

The Company's customer base consists of entities located outside of the United States. Deposits with and receivables from clearing organization are with the Company's correspondent broker/dealer which is located in New York, New York.

Note 9 - Contingencies

The Company is a defendant in a lawsuit incidental to its securities business. The litigation is in the preliminary stages, however, the Company is aggressively pursuing a defense of this lawsuit. Management does not believe a loss from this litigation is possible.